FEDERATED HERMES ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 13, 2021

Quinn Kane

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ADVISER SERIES (the “Registrant”)

Federated Hermes Conservative Microshort Fund (“FHCMF”)

Class A Shares

Institutional Shares

Federated Hermes Conservative Municipal Microshort Fund (“FHCMMF”)

Class A Shares

Institutional Shares

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Kane:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on December 14, 2020, regarding its Post-Effective Amendment No. 36 under the Securities Act of 1933 and Amendment No. 37 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Funds filed on October 30, 2020. Unless noted otherwise, comment responses apply to both Funds.

COMMENT 1. General Comments

1.	The Registrant must file its response on EDGAR no later than 5 business days before the effective date of the Registration Statement.
2.	Please make sure the response includes the disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
3.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

Prospectus Cover Page, Summary Section and Certain Statutory Sections

COMMENT 2. Prospectus Cover Page

Please confirm that ticker symbols will be added to the cover pages of each Fund once available. Also, confirm that the ticker symbols will be added to the EDGAR system, once available.

RESPONSE:

The Registrant confirms that the ticker symbols will be added to each Fund’s definitive documents, and will be added to the EDGAR system, once available.

COMMENT 3. Prospectus - Risk/Return Summary: Investment Objective

Please remove the sentence stating that the investment objective may be changed by the Funds’ Board of Trustees without shareholder approval. This language may be added under Item 9 (a) of Form N-1A.

RESPONSE:

With respect to FHCMMF, Fund will delete the sentence in the Summary and add it to the Fund’s Item 9 disclosure as follows (addition is bold and underlined):

“What are the Fund’s Investment Strategies?

The Fund’s investment objective is to provide current income and preservation of capital with an emphasis on maintaining liquidity on a tax-exempt basis. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus. The Fund’s investment objective may be changed by the Fund’s Board of Trustees without shareholder approval. The Fund’s Statement of Additional Information (SAI) provides information about the Fund’s non-principal strategies.”

With respect to FHCMF, the Fund will delete the sentence in the Summary and add it to the Fund’s Item 9 disclosure as follows (addition is bold and underlined):

“What are the Fund’s Investment Strategies?

“The Fund’s investment objective is to provide current income consistent with capital preservation while maintaining liquidity. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus. The Fund’s investment objective may be changed by the Fund’s Board of Trustees without shareholder approval. The Fund’s Statement of Additional Information (SAI) provides information about the Fund’s non-principal strategies.”

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

In the introductory paragraph to the Fees and Expenses table, please revise the first sentence and add the second sentence to read as follows (additions shown as bold and underlined):

“This table describes the fees and expenses that you may pay if you buy, hold and sell Class A Shares (A) and Institutional Shares (IS) of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. If you purchase the Fund’s IS Shares through a broker acting as an agent on behalf of its customers, you may be required to pay a commission to such broker; such commissions, if any, are not reflected in the Example below.”

This comment is related to Rule 6c-11 under the Investment Company Act of 1940 which became effective on December 23, 2019 and has a compliance date of December 22, 2020.

RESPONSE:

The Registrant will comply with Staff’s comment to add the disclosure to the first sentence as described above.

With respect to the second sentence described above, the Registrant intends that its current disclosure is drafted in order to comply with the Capital Group No-Action Letter (January 11, 2017) (the “Capital Group No-Action Letter”), which requires that a fund’s prospectus will disclose that an investor transacting in “clean shares” (i.e., a class of shares without any front-end load, deferred sales charge, or other asset-based fee for sales or distribution”) may be required to pay a commission to a broker. As the Funds’ Institutional Shares are considered “clean shares,” the Registrant believes it appropriate to continue to indicate that this disclosure is applicable only to the Institutional Shares. However, in response to the Staff’s comment, the Registrant will revise the relevant disclosure as follows (changes are marked):

“This table describes the fees and expense that you may pay if you buy, hold and sell Class A Shares (A) and Institutional Shares (IS) of the Fund. If you purchase the Fund’s IS Shares through a broker acting as an agent on behalf of its customers, ~~you may be required to pay a commission to such broker; such commissions, if any are not reflected in the Example below~~ you may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses

In the introductory paragraph to the Fees and Expenses table, please revise the third sentence to read as follows:

“If you purchase the Fund’s A Shares or IS Shares through a broker acting as an agent on behalf of its customers, you may be required to pay a commission to such broker; such commissions, if any, are not reflected in the Example below.”

In addition, please confirm supplementally that each Fund’s Class A Shares cannot be purchased through a financial intermediary or add disclosure that Class A Shares may be purchased through a financial intermediary.

RESPONSE:

As noted above in the response to Comment 4, the Registrant believes that, in order to avail the Funds’ Institutional Shares of the guidance contained in the Capital Group No-Action Letter regarding “clean shares,” this disclosure should continue to be limited to the Funds’ Institutional Shares. The Funds’ Class A Shares would not be considered “clean shares” as they feature a Rule 12b-1 distribution fee. However, as also indicated above in the response to Comment 4, the Registrant will revise the relevant disclosure in response to the Staff’s comment.

The Registrant supplementally confirms that each Fund’s Class A Shares can be purchased through a financial intermediary and that the Funds’ distributor markets the Class A Shares to institutions or to individuals, directly or through financial intermediaries. The Registrant notes that relevant disclosure is included in each Fund’s statutory prospectus under “How is the Fund Sold? - A Class.”

COMMENT 6. Prospectus - Risk/Return Summary: Fees and Expenses

In the line items for “other expenses” and “acquired fund fees and expenses” (as applicable) state in a footnote that these are estimated for the current fiscal year.

RESPONSE:

The Registrant will add a footnote to the FHCMMF “Other Expenses” line item and the FHCMF “Other Expenses” and “Acquired Fund Fees and Expenses” line items that states the following:

FHCMMF:

“Other Expenses are based on estimated amounts for the current fiscal year.”

FHCMF:

“Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.”

COMMENT 7. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 since the Rule 12b-1 expenses disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for each Fund’s Class A Shares is partially “dormant.” While a 25 basis point 12b-1 Fee for each Class A Share has been approved by each Fund’s Board of Trustees (the “Board”), only 15 basis points of the 12b-1 Fee will be incurred and charged while 10 basis points of the 12b-1 fee will not be incurred or charged unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in each Fund’s the respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant portion of the 12b-1 Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the 12b-1 Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that a portion of the 12b-1 Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 8. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 2 in each Fund’s fee table since the dormant service fees disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant confirms that the shareholder services/account administration fee (SSF/AAF) for each Fund’s Class A Shares are “dormant” (the “Dormant Fee”). While the Dormant Fee has been approved by each Fund’s Board of Trustees (the “Board”), this Dormant Fee will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for each Fund’s investors. The Funds do not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fee has been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 9. Prospectus - Risk/Return Summary: Fees and Expenses Example

In footnote 3, please remove the references to “on their own initiative” and “voluntary waivers and/or reimbursements” in order to avoid shareholder confusion.

RESPONSE:

With respect to the comment to remove the word “voluntary,” each Fund’s Adviser and certain of their affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with each Fund’s Board of Trustees (Boards) unless or until the Funds’ Boards approve terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Boards. Each Fund’s Fee Limit, as defined in Footnote 3, is the threshold for total fund operating expenses under each Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 10. Prospectus - Risk/Return Summary: Fees and Expenses – FHCMF Only

The italicized supplemental paragraph under Footnote 3 is not required or permitted disclosure. Fees and expenses and waivers and reimbursements should be noted in the line item “Fee Waivers and/or Expense Reimbursements.” Any further explanation should be noted a footnote to the “Acquired Fund Fees and Expenses” or Footnote number 3.

RESPONSE:

The waiver discussed in the disclosure noted by the Staff above is separate and apart from, and designed to work in conjunction with, the Fee Limit as discussed in Footnote 2 of the “Risk/Return Summary: Fees and Expenses” section. As a general matter, and in accordance with the requirements of Instruction 3(e) of Form N-1A, the Funds’ Adviser has voluntarily agreed to limit the total annual expenses for each respective class to the amounts as stated in Footnote 2. Separately, to the extent that either of the Funds invests in the shares of another, affiliated money market fund pursuant to Rule 12d1-1 under the Investment Company Act of 1940, as amended (“1940 Act”), the Advisers will also waive its fees as required by that Rule and the Staff’s interpretations thereof.

Section 12(d)(1)(A) of the 1940 Act generally prohibits a fund from acquiring more than 3% of a registered fund’s outstanding voting stock, investing more than 5% of its total assets in a given registered fund, and investing more than 10% of its total assets in registered funds in the aggregate. Similarly, Section 12(d)(1)(B) contains prohibitions on the sale by mutual funds of their shares to other funds. Rule 12d1-1 permits all funds to invest unlimited amounts of cash in registered and unregistered money market funds (whether or not affiliated) under specified conditions, including that the Funds shall not pay any administrative fee (which is defined to include sales charges, 12b-1 fees and/or services fees). Although Rule 12d1-1 does not expressly limit advisory fees or require boards of directors to find that investors are not paying duplicative advisory fees for the same service, in guidance provided by the Staff in the adopting release for the rule, it is noted, in the case of duplicative services, that the adviser’s fiduciary duty would require an acquiring fund’s adviser “to reduce its fee by the amount that represents compensation for the services performed” by the other fund’s adviser. See Fund of Fund Investments, Investment Company Release No. 27399, 15, n. 52, (June 20, 2006).

Given the above, the Funds will waive any administrative and/or management fees required as the result of the Funds’ investment in money market funds pursuant to Rule 12d1-1.

COMMENT 11. Prospectus - Risk/Return Summary: Fees and Expenses Example

Please revise the following sentence, “The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods,” to clarify that expense example applies whether a shareholder holds or redeems shares of the Fund. See Item 3 of Form N-1A.

RESPONSE:

The Registrant will make the following change to the following sentence (addition bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods.”

COMMENT 12. Prospectus - Risk/Return Summary: Fees and Expenses Example

Please clarify that the waived/reimbursed expenses are only shown for the first year.

RESPONSE:

The Registrant confirms that the calculations reflected in each Fund’s Examples are based upon gross expenses and do not include any fee waivers or expense reimbursements for any period.

COMMENT 13. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

For each Fund, please identify the broad-based securities market index that will be used going forward.

RESPONSE:

The Registrant supplementally notes that the broad-based securities market indexes for the Funds are intended to be ICE BofA 3 Month Treasury Bill Index and Bloomberg BVAL Municipal Yield Curve (Callable) 3 Month Index for FHCMF and FHCMMF, respectively. The Registrant further notes that when the Funds have generated returns for at least one calendar year, the Funds will identify their indexes in their Prospectuses as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 14. Prospectus - Risk/Return Summary: Fund Management

Please indicate that the portfolio managers of each Fund are each jointly and primarily responsible for day-to-day management of the Funds.

RESPONSE:

The Registrant notes that Instruction 2 of Form N-1A Item 5(b) requires that “If a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group.” The Registrant believes the current disclosure is in compliance with the instruction as information in response to this Item is included with respect to each portfolio manager and respectfully declines to revise the disclosure.

COMMENT 15. Prospectus - Risk/Return Summary: Purchase and Sale of Fund Shares

With respect to each Fund’s Class A Shares, please provide a brief explanation in plain English of each Fund’s Systematic Investment Program.

RESPONSE:

The Registrant notes that the Systematic Investment Program is described as shown below in the “How to Purchase Shares” section of the each Fund’s Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

“BY SYSTEMATIC INVESTMENT PROGRAM (SIP)

Once you have opened an account, you may automatically purchase additional Shares on a regular basis by completing the SIP section of the New Account Form or by contacting the Fund or your financial intermediary. The minimum investment amount for SIPs is $50.”

COMMENT 16: Prospectus – What do Shares Cost?

Under the heading entitled “Commissions on Certain Shares”, please confirm whether this disclosure applies to each Fund’s Class A Shares.

RESPONSE:

The Registrant supplementally confirms that the section “Commissions on Certain Shares” does not apply to each Fund’s Class A Shares, as the Class A Shares feature a Rule 12b-1 distribution fee. For additional information, please see our responses to Comments 4 and 5, but the Registrant intends this disclosure to be limited to the Funds’ Institutional Shares, which are considered “clean shares” as they do not charge any front-end load, deferred sales charge or other asset-based fee for sales or distributions.

COMMENT 17: Prospectus-How to Redeem and Exchange Shares

Under the section “Through a Financial Intermediary,” please add the following disclosure to each Fund to align with the related disclosure under “How to Purchase Shares” in the section “Through a Financial Intermediary.”

“However, if your financial intermediary is an authorized intermediary, your order is considered as being placed with the Fund and Shares will be redeemed or exchanged at the NAV next calculated after such an order is received from the authorized intermediary.”

RESPONSE:

The Registrant will add the following disclosure to each Fund under “Through a Financial Intermediary” in “How to Redeem and Exchange Shares: (addition bold and underlined):

“THROUGH A FINANCIAL INTERMEDIARY

Submit your redemption or exchange request to your financial intermediary by the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time). If your financial intermediary is an authorized intermediary, your order is considered as being placed with the Fund and Shares will be redeemed or exchanged at the NAV next calculated after such an order is received from the authorized intermediary. Otherwise, the redemption amount you will receive is based upon the next calculated NAV after the Fund receives the order from your financial intermediary.”

COMMENT 18: Prospectus – Fund Management – Advisory Fees

The Staff notes the following disclosure:

“The Adviser and its affiliates have also agreed to certain “Fee Limits” as described in the footnote to the “Risk/Return Summary: Fees and Expenses” table found in the “Fund Summary” section of this Prospectus.”

Please review and revise this disclosure for consistency with any changes made to the fee table.

RESPONSE:

Please see the Registrant’s response to Comment 9.

Prospectus Investment Strategies, Securities and Risks

COMMENT 19: Prospectus - Risk/Return Summary: Strategy (FHCMF Only)

In the first and final sentences of the summary strategy, please add references to government securities and mortgage-backed securities. The risk disclosure for pre-payment and extension risk has references to mortgage-backed securities. If mortgage-backed securities are not a principal investment, then please move the disclosure to the SAI. Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

The Registrant confirms that the Fund’s investment in mortgage-backed securities is non-principal disclosure currently reflected in the Statement of Additional Information. Accordingly, the Item 4 and Item 9 disclosures for Prepayment and Extension Risk will updated to read as follows:

Summary:

Prepayment and Extension Risk. The Fund may invest in asset-backed securities which may be subject to prepayment risk. If interest rates fall, and unscheduled prepayments on such securities accelerate, the Fund will be required to reinvest the proceeds at the lower interest rates then available. Also, when interest rates fall, the price of asset-backed securities may not rise to as great an extent as that of other fixed-income securities.  When interest rates rise, the price of asset-backed securities may decrease more than the price of other fixed-income securities when interest rates rise.

Statutory

Prepayment and Extension Risk

Unlike traditional fixed-income securities, which pay a fixed rate of interest until maturity (when the entire principal amount is due), payments on asset-backed d securities include both interest and a partial payment of principal. Partial payment of principal may be comprised of scheduled principal payments as well as unscheduled payments, which create risks that can adversely affect a fund holding such securities.

For example, when interest rates decline, the value of asset-backed securities generally rise. However, when interest rates decline, unscheduled prepayments can be expected to accelerate, and the Fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available.

Conversely, when interest rates rise, the value of asset-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of such securities, and cause their value to decline more than traditional fixed-income securities.

Generally, asset-backed securities compensate for the increased risk associated with prepayments by paying a higher yield. The additional interest paid for risk is measured by the difference between the yield of an asset-backed security and the yield of a Treasury security or other appropriate benchmark with a comparable maturity (the “spread”). An increase in the spread will cause the price of the asset-backed security to decline. Spreads generally increase in response to adverse economic or market conditions. Spreads may also increase if the security is perceived to have an increased prepayment risk or is perceived to have less market demand.

In addition, the Registrant notes the Fund’s investment in government securities is currently described in the summary and full investment strategies. Accordingly, the Registrant respectfully declines to make any changes with regards to the disclosure of government securities in response to this comment.

COMMENT 20: Prospectus - Risk/Return Summary: Strategy (FHCMF Only)

With respect to the sentence below, clarify that the rest of the Fund’s assets will be in higher grade securities. Please also apply this comment to the Item 9 full investment strategy.

“Within investment-grade securities, the Fund may invest up to 15% of its assets in BBB rated, fixed-income securities, or short-term securities of comparable credit quality.”

RESPONSE:

The Registrant notes that the first sentence of FHCMF’s strategies begins “The Fund seeks to invest all of its assets in investment-grade, fixed-income securities…”; therefore, the Registrant confirms that the rest of the Fund’s assets will be invested in higher grade securities. Accordingly, the Registrant believes the disclosure does not need to be clarified and respectfully declines to make any changes in response to this comment.

COMMENT 21: Prospectus - Risk/Return Summary: Strategy

With respect to the following paragraph, please provide a plain English description of “Microshort.” Please also apply this comment to the Item 9 full investment strategy.

“Although the value of the Fund’s shares will fluctuate, the Adviser seeks to maintain a low degree of share price fluctuation by executing a "microshort" strategy that generally limits the Fund’s dollar-weighted average maturity to be no greater than 180 days. Under normal market conditions, individual securities will not exceed a 2.5 year maturity for fixed rate securities and a 3 year maturity for floating rate securities.”

RESPONSE:

The Registrant will make the following changes to the noted disclosure (deletions stricken and additions are bold and underlined):

Although the value of the Fund’s shares will fluctuate, the Adviser seeks to maintain a low degree of share price fluctuation by executing a "microshort" strategy. The Adviser considers “microshort” securities to be those that, under ~~generally limits the Fund’s dollar-weighted average maturity to be no greater than 180 days. Under~~ normal market conditions, ~~individual securities~~ will not exceed a 2.5 year maturity for fixed rate securities and a 3 year maturity for floating rate securities. In executing its “microshort” strategy, the Adviser generally limits the Fund’s dollar-weighted average maturity to be no greater than 180 days.

COMMENT 22: Prospectus - Risk/Return Summary: Strategy

With respect to the following paragraph and the reference to floating rate securities, please consider disclosing LIBOR Risk in the Prospectus. Please also apply this comment to the Item 9 full investment strategy.

“Although the value of the Fund’s shares will fluctuate, the Adviser seeks to maintain a low degree of share price fluctuation by executing a "microshort" strategy that generally limits the Fund’s dollar-weighted average maturity to be no greater than 180 days. Under normal market conditions, individual securities will not exceed a 2.5 year maturity for fixed rate securities and a 3 year maturity for floating rate securities.”

RESPONSE:

The Registrant believes that LIBOR Risk is currently a non-principal risk factor for the Fund and that its placement in the SAI is appropriate in disclosing the transition away from LIBOR following the benchmark’s discontinuance sometime after 2021. As stated in the LIBOR Risk factor, before the end of 2021, it is expected that market participants will transition to the use of different reference or benchmark rates.

While it is expected that market participants will amend financial instruments referencing LIBOR to include fallback provisions and other measures that contemplate the discontinuation of LIBOR or other similar market disruption events, neither the effect of the transition process nor the viability of such measures is known.

As more information becomes known, the Registrant will continue to re-assess its disclosure, including as part of its annual update following its next fiscal year end, to determine if revisions are necessary including placement in the Prospectus as a principal risk factor.

COMMENT 23: Prospectus - Risk/Return Summary: Strategy (FHCMF Only)

With respect to the following disclosure, please explain why the Adviser believes it will take so long to be fully invested in securities directly. Please also apply this comment to the Item 9 full investment strategy. Depending upon the Registrant’s response, the Staff may provide more comments.

“The Fund will seek to implement its investment strategy through the investment of a considerable portion of its assets (up to 70%) in an affiliated money market fund until it can achieve predetermined asset size scale to invest in securities directly, which could last for the first year of operations or longer.”

Also, please provide specific disclosure regarding the risks of this portion of the strategy. For example, explain that the Fund may have higher fees and expenses and lower returns due to the investment in an underlying money market fund that an investor could instead invest in directly.

RESPONSE:

Supplementally, the Registrant notes that to invest in commercial paper directly, FHCMF will ordinarily be required to purchase at least $5 million of commercial paper per issuer. Accordingly, FHCMF would need to maintain at least $100 million in such positions for diversification purposes. The affiliated money market fund investment is intended to allow FHCMF to maintain a diversified portfolio as to issuers until it is able to achieve an asset size the Registrant believes is adequate to support direct investments. The Registrant will add the following discussion regarding fees and performance to the noted disclosure:

“During such time, the performance of the Fund will be materially affected by the performance of its holdings in the underlying affiliated money market fund than if it invested directly in investment-grade, fixed-income securities. To avoid charging duplicative fees, the Adviser will waive and/or reimburse the Fund’s Management Fee with respect to the amount of its net assets invested in any affiliated money market fund.”

Additionally, the Registrant notes that “Underlying Funds Risk” will be updated in response to Comment 36 below to add risk disclosure relating to money market fund investments.

COMMENT 24: Prospectus - Risk/Return Summary: Strategy

The Staff notes the following statement:

“The Fund is not a money market fund and is not subject to the special regulatory requirements (including maturity, liquidity and credit quality constraints) designed to enable money market funds to maintain a stable share price.”

With respect to this statement, the Staff has the following comments:

a.	Please move this to a more prominent position in the strategy.
b.	Please expand this disclosure to include a statement that the Fund does not qualify for special money market fund tax accounting methods under certain Treasury regulations.
c.	It is noted by the Staff that not all money market funds have a stable NAV. Please consider revising to describe “risk limiting conditions applicable to money market funds.”

Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

The Registrant will move the noted disclosure to a more prominent position within the strategies and will make the following changes (deletions stricken and additions are bold and underlined):

The Fund is not a money market fund;~~and~~ is not subject to the special regulatory requirements and risk limiting conditions (including maturity, liquidity and credit quality constraints) ~~designed to enable~~ applicable to money market funds ~~to maintain a stable share price~~; and does not qualify for special money market fund tax accounting methods under certain Treasury regulations.

COMMENT 25: Prospectus - Risk/Return Summary: Strategy

Please add disclosure to the strategy stating how the Adviser determines how to buy and sell securities. Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

The Registrant will add the following statement to each of the Funds’ summary and full investment strategies:

“The Adviser actively manages the Fund’s portfolio, seeking to buy securities to further its investment objective and to sell a security when, in the view of the Adviser, it is no longer attractive in furthering the Fund’s investment objective or if the Adviser deems it to be not in the best interest of the Fund.”

COMMENT 26: Prospectus – Summary Strategy (FHCMMF Only)

The Staff notes the following disclosure:

“The securities in which the Fund may principally invest include tax-exempt securities, which may include, for example, general obligation bonds; special revenue bonds; private activity bonds; municipal mortgage-backed securities; planned amortization classes; variable rate demand instruments; municipal notes; and tax-exempt commercial paper.”

Should related risk disclosures be added with respect to these investments?  Please apply any responses to Item 9 disclosure. Additionally, the Staff requests that a plain English description of “planned amortization classes” be added.

RESPONSE:

The Registrant has reviewed its current risk disclosures and respectfully believes that the Fund’s “Tax-Exempt Securities Risk” provides the appropriate risk disclosure for the security types identified and that no additional risk disclosure is required.

In light of the Staff’s request to include a plain English description of “planned amortization classes,” the Registrant will revise the noted disclosure as follows (addition bold and underlined):

“The securities in which the Fund may principally invest include tax-exempt securities, which may include, for example, general obligation bonds; special revenue bonds; private activity bonds; municipal mortgage-backed securities; planned amortization classes (a form of municipal mortgage-backed security issued with a companion class or classes to control prepayment risks); variable rate demand instruments; municipal notes; and tax-exempt commercial paper.”

COMMENT 27: Prospectus – Summary Strategy (FHCMMF Only)

The Staff notes the disclosure regarding “certain of the tax-exempt securities in which the Fund invests may be subject to credit enhancement.” Please revise the disclosure to describe this in plain English. Please apply any responses to Item 9 full investment strategy disclosure.

RESPONSE:

The Registrant will make the following changes to the noted disclosure (additions are bold and underlined):

Certain of the tax-exempt securities in which the Fund invests may be subject to credit enhancement, such as guarantees, letters of credit or bond insurance.

COMMENT 28: Prospectus – Summary Strategy (FHCMMF Only)

Please disclose if the Fund intends to invest significantly in a money market fund for a certain period of time. Please apply any responses to Item 9 full investment strategy disclosure.

RESPONSE:

The Registrant confirms that the Fund does not intend to invest principally in an underlying money market fund for a certain period of time.

COMMENT 29. Prospectus – Summary Strategy (FHCMMF Only)

With respect to paragraph four, “Under normal circumstances, the Fund will invest at least 80% of its assets in investments the income from which is exempt from federal regular income tax.” Please revise this sentence to read as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments the income from which is exempt from federal regular income tax.”

Please apply any responses to Item 9 full investment strategy disclosure.

RESPONSE:

The Registrant will add the disclosure as noted above.

COMMENT 30: Prospectus - Risk/Return Summary: Risks

Please consider adding Management Risk and New Fund Risk.

RESPONSE:

The Registrant has considered the Staff’s comment and will add the following “New Fund Risk” to the summary and statutory risk factors disclosed in each of the Funds:

Summary

“New Fund Risk. A new fund’s performance may not represent how the fund is expected to or may perform in the long term. In addition, new funds have limited operating histories for investors to evaluate and new funds may not attract sufficient assets to achieve investment and trading efficiencies.”

Statutory

“New Fund Risk

A new fund’s performance may not represent how the fund is expected to or may perform in the long term if, and when, it becomes larger and has fully implemented its investment strategies. Investment positions may have a disproportionate impact (negative or positive) on performance in new funds. New funds may also require a period of time before they are fully invested in securities that meet their investment objectives and policies and achieve a representative portfolio composition. Fund performance may be lower or higher during this “ramp-up” period, and may also be more volatile, than would be the case after the fund is fully invested. Similarly, a new fund’s investment strategy may require a longer period of time to show returns that are representative of the strategy. New funds have limited performance histories for investors to evaluate and new funds may not attract sufficient assets to achieve investment and trading efficiencies. If a new fund were to fail to successfully implement its investment strategies or achieve its investment objective, performance may be negatively impacted, and any resulting liquidation could create negative transaction costs for the fund and tax consequences for investors.”

With respect to the Staff’s comment on “Management Risk,” the Registrant believes the general risks involved with active management are relevant to almost all funds (including those of other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast this Funds with other funds and declines to add the disclosure at this time. See General Instruction C. (1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”) However, the Registrant will consider in the future the development of this risk factor as a complex-wide matter.

COMMENT 31: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

This section contains credit enhancement risk. Please add disclosure regarding credit enhancement to the strategy if applicable or remove the risk.

RESPONSE:

The Registrant confirms that the Fund may invest in securities that have credit enhancement. Accordingly, the following security type is being added the Item 9 disclosure under the heading “What are the Fund’s Principal Investments?”:

“Credit Enhancement

The Fund may invest in securities that have credit enhancement. Credit enhancement consists of an arrangement in which an entity agrees to pay amounts due on a fixed-income security if the issuer defaults. In some cases, the entity providing credit enhancement makes all payments directly to the security holders and receives reimbursement from the issuer. Normally, the credit enhancement provider may have greater financial resources and liquidity than the issuer. For this reason, the Adviser may evaluate the credit risk of a fixed-income security based solely upon its credit enhancement.

Common types of credit enhancement include guarantees, letters of credit, bond insurance and surety bonds. Credit enhancement also includes arrangements where securities or other liquid assets secure payment of a fixed-income security. If a default occurs, these assets may be sold and the proceeds paid to the security's holders. Either form of credit enhancement reduces credit risks by providing another source of payment for a fixed-income security. The Adviser evaluates credit enhancements based on its own credit assessment standards and analysis.”

COMMENT 32. Prospectus - Risk Factors – Risk Related to the Economy

Please add “Epidemic and Pandemic Risk” to Item 4 or explain why the Registrant believes it should not be included.

RESPONSE:

The Registrant notes that each Fund’s “Risk Related to the Economy” in Item 4 includes discussion of epidemics and pandemics, which corresponds to the Item 9 “Epidemic and Pandemic” sub-risk of the “Risk Related to the Economy” in Item 9. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 33: Prospectus - Risk/Return Summary: Risks

Please update “Interest Rate Risk” to discuss current historically low interest rates and the specific impacts to each Fund.

RESPONSE:

In response to the Staff’s comment, the Registrant reviewed the current disclosure and determined that the Interest Rate Risk as drafted appropriately addresses the risks inherent in investments subject to interest rate fluctuation. Moreover, under “Issuer Credit Risk,” the Registrant discloses that “[f]ixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the “spread”) measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions.” Current market conditions are further discussed under “Epidemic and Pandemic Risk.” The Registrant proposes to further enhance the “Epidemic and Pandemic Risk” disclosure (additions are bold and underlined) in response to this comment. The Registrant respectfully believes that the added disclosure is responsive to the Staff’s concerns and its inclusion under “Epidemic and Pandemic Risk,” which appears as a sub-section under “Risk Related to the Economy” in the Prospectus, is appropriate.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, local governments and states, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

COMMENT 34. Prospectus – Summary: Risks (FHCMMF Only)

Please disclose the impact of COVID-19 specifically on municipal securities.

RESPONSE:

Please see the response to Comment 33 above and specifically the addition of the term “local governments and states” in the penultimate sentence of the first paragraph.

COMMENT 35: Prospectus - Risk/Return Summary: Risks

Also, with respect to “Interest Rate Risk,” please define duration and tailor the risk as to how it applies to the Fund and its strategies. Please disclose any duration criteria in the investment strategy. Finally, with respect to the statement “Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates,” please describe this in more detail in the Fund’s Item 9(c) disclosure.

RESPONSE:

The Registrant respectfully notes that “Interest Rate Risk” fully describes duration and includes an example. With respect to the duration criteria used by the Funds, the Registrant confirms that neither of the Funds plans to manage its assets to a specific duration target.

FHCMMF includes the following statement in its investment strategy, and the Registrant proposes to add the same statement to the FHCMF strategy. We believe this statement is responsive to the Staff’s comment and does not require any additional disclosure:

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook. Duration measures the sensitivity of a security’s price to changes in interest rates. The greater a portfolio’s average duration, the greater the change in the portfolio’s value in response to a change in market interest rates.”

COMMENT 36: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

Please add Money Market Fund Risk, Government Securities Risk and Mortgage Backed Securities Risk.

RESPONSE:

As noted in response to Comment 19 above, the Registrant confirms mortgage-backed securities do not represent a principal investment of FHCMF and will remove all references to such securities from the prospectus. Accordingly, the Registrant respectfully declines to add “Mortgage-Backed Securities Risk.”

The Registrant notes that FHCMF currently includes the following description of government securities under “What are the Fund’s Principal Investments?” and believe the risks related to investing in such securities are adequately addressed by current disclosure applicable to fixed-income securities generally. Accordingly, the Registrant respectfully declines to add “Government Securities Risk.”

Government Securities (A Type of Fixed-Income Security)

Government securities are issued or guaranteed by a federal agency or instrumentality acting under federal authority. Some government securities, including those issued by Government National Mortgage Association (“Ginnie Mae”), are supported by the full faith and credit of the United States and are guaranteed only as to the timely payment of interest and principal.

Other government securities receive support through federal subsidies, loans or other benefits, but are not backed by the full faith and credit of the United States. For example, the U.S. Treasury is authorized to purchase specified amounts of securities issued by (or otherwise make funds available to) the Federal Home Loan Bank System, Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”) in support of such obligations.

Some government agency securities have no explicit financial support and are supported only by the credit of the applicable agency, instrumentality or corporation. The U.S. government has provided financial support to Freddie Mac and Fannie Mae, but there is no assurance that it will support these or other agencies in the future.

Although such a guarantee protects against credit risk, it does not eliminate it entirely or reduce other risks.

The Registrant will revise the currently disclosed “Underlying Funds Risk” to reflect the risks of investing in money market funds as shown below (additions are bold and underlined):

UNDERLYING FUND RISK

The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by the underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of the underlying funds to achieve their investment objectives. Underlying money market funds may be adversely affected by market and economic events, such as a sharp rise or fall in prevailing short-term interest rates; adverse developments in the banking industry, which issues or guarantees many money market instruments; adverse economic, political or other developments affecting issuers of money market instruments; changes in the credit quality of issuers; and default by a counterparty. The Fund bears Underlying Fund fees and expenses indirectly.

COMMENT 37: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

The Staff notes the following Liquidity Risk disclosure:

“Liquidity Risk. The noninvestment-grade securities and collateralized mortgage obligations (CMOs) in which the Fund invests may be less readily marketable and may be subject to greater fluctuation in price than other securities. Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out a derivative contract when it wants to. If this happens, the Fund will be required to continue to hold the security or keep the position open, and the Fund could incur losses.”

The Fund’s investment strategy provides that the Fund seeks to invest all of its assets in investment grade securities and does not include CMO disclosure. In addition, the strategy does not disclose “closing out a derivative contract.” Please reconcile and revise the strategy and risk disclosures.

RESPONSE:

The Registrant confirms that the Fund will not invest principally in noninvestment grade securities, collateralized mortgage obligations or derivative contracts. Accordingly, the Item 4 and Item 9 disclosures for Liquidity Risk will read as follows:

Summary Risk

Liquidity Risk. Liquidity risk is the risk that the Fund will experience significant net redemptions of Fund Shares at a time when it cannot find willing buyers for its portfolio securities or can only sell its portfolio securities at a material loss.

Statutory Risk

liquidity RISK

Liquidity risk is the risk that the Fund will experience significant net redemptions of Fund Shares at a time when it cannot find willing buyers for its portfolio securities or can only sell its portfolio securities at a material loss. An inability to sell portfolio securities may result from adverse market developments or investor perceptions regarding the portfolio securities.  While the Fund endeavors to maintain a high level of liquidity in its portfolio so that it can satisfy redemption requests, the Fund's ability to sell portfolio securities can deteriorate rapidly due to credit events affecting particular issuers or credit enhancement providers, or due to general market conditions and a lack of willing buyers.

COMMENT 38: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

The Staff notes the “Sector Risk” disclosure. Please disclose in the strategy that a substantial portion of the Fund will invest in the financial services industry. If this is not the case, then revise/remove the risk as appropriate. Please also apply this comment to the Item 9 full investment strategy and investment risks disclosure.

RESPONSE:

The Registrant confirms that it will concentrate in the financial services industry and will add the following disclosure to the full investment strategy:

“INDUSTRY CONCENTRATION

The Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the Fund will invest more than 25% of its total assets in the financial services industry.”

Accordingly, the Registrant will also revise the Fund’s concentration limitation in the Statement of Additional Information as follows:

The Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the Fund will invest more than 25% of its total assets in the financial services industry.

COMMENT 39: Prospectus - Risk/Return Summary: Risks (FHCMMF Only)

The Staff notes the “Sector Risk” disclosure. Please disclose the specific industries in which the Fund may invest both in the risk and in the strategy disclosure, both in Item 4 and Item 9.

RESPONSE:

In accordance with Rule 35d-1, the Fund invests its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are in investments the income from which is exempt from federal regular income tax. Sector selection is not a principal driver of the Fund’s investment strategy.

In addition, the Fund does not concentrate in a particular industry nor does it have a policy to do so. The term “sector” refers to a broad segment of the securities market that may contain a number of industries. Accordingly, even though the Fund may not concentrate in a particular industry, it may invest, from time to time, over 25% of its assets in a sector that includes a number of industries, none of which will comprise more than 25% of the Fund’s assets. Therefore, the Fund provides a general sector risk statement and, accordingly, does not believe that any change to its strategy is required in response to this comment.

COMMENT 40: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

The Staff notes the following disclosure in Underlying Fund Risk:

“The Fund bears Underlying Fund fees and expenses indirectly.”

Please also disclose that this subjects shareholders to duplicate fees and expenses.

RESPONSE:

The Registrant believes the current disclosure accurately reflects the effect of investing in underlying funds on the fees and expenses of the Fund. Supplementally, the Registrant notes that this disclosure is consistent with disclosure commonly used throughout the industry to reflect risks of investing in underlying funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 41. Prospectus – Summary: Risks (FHCMMF Only)

The Staff notes the reference to over-the-counter derivative contracts in “Liquidity Risk.” There is no disclosure in the strategy regarding this. Please revise as applicable.

RESPONSE:

The Registrant confirms that the Fund will not invest principally in over-the-counter derivative contracts. Accordingly, the Item 4 and Item 9 risk disclosure will be revised as noted in the response to Comment 37.

COMMENT 42. Prospectus – Summary: Risks (FHCMMF Only)

Please add Municipal MBS Risk.

RESPONSE:

Please see the response to Comments 19 and 26, above.

COMMENT 43: Prospectus – Strategy (FHCMF Only)

With respect to the following in the Item 9 Strategy, please discuss in greater detail how this will be done and the security selection process.

“In selecting securities, the Adviser seeks the higher relative returns of corporate and asset-backed securities, while attempting to limit or manage their additional credit or prepayment risks.”

Please also apply this comment to the Item 4 summary investment strategy.

RESPONSE:

The Registrant will add the following to the Item 4 summary strategy:

“The Adviser attempts to manage the Fund’s credit risk by selecting securities that make default in the payment of principal and interest less likely.”

Also, the following will be added to the end of the second paragraph of the Item 9 strategy:

“The Adviser attempts to manage the Fund’s credit risk by selecting securities that make default in the payment of principal and interest less likely. The Adviser analyzes a variety of factors, including macroeconomic analysis and corporate earnings analysis to determine which business sectors and credit ratings are most advantageous for investment by the Fund. In selecting individual corporate fixed-income securities, the Adviser analyzes the issuer’s business, competitive position and general financial condition to assess whether the security’s credit risk is commensurate with its potential return.”

COMMENT 44: Prospectus – Strategy (FHCMF Only)

With respect to the following language, please explain supplementally how mortgage-backed securities and asset backed securities fit with average maturity or a maximum 3 year maturity.

“The maturity of mortgage-backed and certain other asset-backed securities is determined on an “expected life” basis by the Adviser.”

RESPONSE:

The Registrant confirms that mortgage-backed securities are not considered principal investments. Accordingly, the sentence above will be revised as follows (deletions are stricken):

The maturity of ~~mortgage-backed and certain other~~ asset-backed securities is determined on an “expected life” basis by the Adviser.”

Supplementally, the Registrant notes that the “average life” or “average maturity” of a prepayable security, based on the assumed most likely prepayment scenario, is estimated at issue (in the case of a new issue security) or at purchase (in the case of a secondary market purchase) and utilized in calculating the overall weighted average portfolio maturity. The average life / average maturity is the average period over which the security’s cash flows will be received. The maximum security-specific maturity will be measured in terms of its ‘average life / maturity.’ In a non-prepayable security, the average life and term to final maturity are most often, though not always, the same.

COMMENT 45: Prospectus – Strategy

With respect to the following statement, please move this to a more prominent place in the strategy.

“The Fund is not a money market fund and is not subject to the special regulatory requirements (including maturity, liquidity and credit quality constraints) designed to enable money market funds to maintain a stable share price.”

Also, please expand this disclosure to include a statement that the Fund does not qualify for special money market fund tax accounting methods under Treasury regulations.

RESPONSE:

Please see the Registrant’s response to Comment 24.

COMMENT 46: Prospectus – Strategy

Please add disclosure to the strategy stating how the Adviser determines how to buy and sell securities.

RESPONSE:

Please see the Registrant response to Comment 25.

COMMENT 47: Prospectus – Strategy

With respect to the Temporary Investments disclosure, please specifically disclose the effect to the Fund of taking a temporary defensive position. For example, the Fund may not be able to meet its investment objective. See Instruction 6 to Form N-1A Item 9(b).

RESPONSE:

The Registrant respectfully notes that each Fund includes “Temporary Investments” disclosure in its statutory investment strategy which includes, in part, the below language, which the Registrant believes is in line with the disclosure requested by the Staff.

It is possible that such investments could affect the Fund’s investment returns and/or the ability to achieve the Fund’s investment objective.

COMMENT 48: Prospectus – Securities (FHCMF Only)

The definition for corporate debt securities contains the following statement:

“The Fund may also purchase interests in bank loans to companies.”

Please confirm that this statement is correct and confirm if the loans are investment grade. Please revise to reflect that the Fund’s investments are in investment grade securities or, as applicable, are consistent with the Fund’s intended investments.

RESPONSE:

The Registrant confirms that the Fund will not invest in bank loans and will remove the following for the corporate debt securities disclosure as shown below:

“Corporate Debt Securities (A Type of Fixed-Income Security)

Corporate debt securities are fixed-income securities issued by businesses. Notes, bonds, debentures and commercial paper are the most prevalent types of corporate debt securities. ~~The Fund may also purchase interests in bank loans to companies.~~ The credit risks of corporate debt securities vary widely among issuers.

In addition, the credit risk of an issuer’s debt security may vary based on its priority for repayment. For example, higher ranking (“senior”) debt securities have a higher priority than lower ranking (“subordinated”) securities. This means that the issuer might not make payments on subordinated securities while continuing to make payments on senior securities. In addition, in the event of bankruptcy, holders of senior securities may receive amounts otherwise payable to the holders of subordinated securities.”

COMMENT 49: Prospectus – Securities (FHCMF Only)

The definition for asset-backed securities contains the following statement:

“Most asset-backed securities involve consumer or commercial debts with maturities of less than 10 years.”

Please confirm that 10 years is correct based on the three year maximum maturity disclosed in the strategy.

RESPONSE:

The Registrant acknowledges the Staff’s comment and notes that the description of asset-backed securities is a standard description of this security type having maturities of less than 10 years. The Fund’s investment strategy discloses that the Fund is managed to a three year maximum maturity within the standard range, is accurate and not inconsistent with the security description.

COMMENT 50. Prospectus-Additional Information Regarding the Security Selection Process

Please clearly explain the definition of ESG and the Fund’s ESG areas of focus. Also, please clarify where the ESG information is coming from with respect to, for example, third parties, and how this impacts the Fund’s Adviser’s security selection.

RESPONSE:

Supplementally, the Registrant notes that the Fund is not an ESG-themed fund and does not incorporate ESG factors as part of the principal strategies, or corresponding principal risks. The use of ESG factors in the security selection process is one component among many factors that have been integrated into the research process available to funds advised by the Fund’s Adviser and its affiliates. The Adviser added this disclosure in response to shareholder inquiries about how the Adviser incorporates ESG factors into the management of the Fund and other Federated Hermes funds. Accordingly, while the use of ESG-factors is not a principal strategy of the fund, the Registrant believes the inclusion of this disclosure as “other information” pursuant to General Instruction C(3)(b) is appropriate.

The Registrant supplementally notes that, while the potential positive or negative effects of ESG factors are considered as one of many factors in the Adviser’s research process for the Fund in connection with risk assessments, the Fund does not focus in any particular area of the ESG factors and does not screen, for inclusion or exclusion, securities or issuers based on these factors. This analysis is based on a proprietary system of research used by the Adviser and its affiliates, and not directly drawn from any index or third party organization.

COMMENT 51. Prospectus – Strategy (FHCMMF Only)

With respect to the following in the Item 9 Strategy, please discuss in greater detail how this will be done and the security selection process. Please also apply this comment to the Item 4 summary investment strategy.

“In selecting securities, the Adviser seeks the higher relative returns of corporate and asset-backed securities, while attempting to limit or manage their additional credit or prepayment risks.”

RESPONSE:

See Comment 43 above.

COMMENT 52. Prospectus – Strategy (FHCMMF Only)

In the second paragraph, regarding the following sentences that discuss duration, please disclose the Fund’s criteria as to duration.

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook. Duration measures the sensitivity of a security’s price to changes in interest rates. The greater a portfolio’s average duration, the greater the change in the portfolio’s value in response to a change in market interest rates.”

RESPONSE:

Please see the response to Comment 35, above.

COMMENT 53. Prospectus – Strategy (FHCMMF Only)

With respect to the second paragraph, please delete references to medium quality securities.

RESPONSE:

The Registrant notes that the term “medium-quality securities” is commonly used in the investment industry, including within mutual fund prospectus strategy disclosure. The Registrant notes that FHCMMF provides the below plain English definition of medium-quality securities. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Medium-quality securities generally include investment-grade securities that are rated in the third and fourth highest rating category by an NRSRO and unrated securities of comparable quality. Investment-grade securities are securities that receive investment-grade ratings (i.e., generally ratings in the first, second, third or fourth highest rating categories) by an NRSRO or unrated securities of comparable quality. For example, securities rated AAA, AA, A and BBB (including modifiers, sub-categories or gradations) by Standard & Poor’s, an NRSRO, would be rated in the first, second, third or fourth highest rating category, respectively. Tax-exempt securities rated A and BBB by Standard & Poor’s are rated in the third (A) and fourth (BBB) highest rating categories and would be considered medium-quality securities by the Fund.

Statement of Additional Information

COMMENT 54. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

With respect to the following statement, it is noted by the Staff that not all money market funds have a stable NAV. Please consider revising to say “risk limiting conditions applicable to money market funds.”

“The Fund is not a money market fund within the meaning of Rule 2a-7 under the 1940 Act and is not subject to the special regulatory requirements (including maturity and credit quality constraints) designed to enable money market funds to maintain a stable share price.”

RESPONSE:

Please see the response to Comment 24 above.

COMMENT 55. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Illiquid Securities

Please revise the illiquid securities disclosure to more closely follow the definition of “illiquid investments” under Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE:

The Registrant will make the following changes (deletions stricken and additions are bold and underlined):

“Illiquid ~~Securities~~ Investments

The Fund will not ~~purchase securities~~ make investments in holdings for which there is no readily available market, or enter into repurchase agreements or purchase time deposits that the Fund reasonably expects cannot be sold or dispose of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, if immediately after and as a result, the value of such ~~securities~~ investments would exceed, in the aggregate, 15% of the Fund’s net assets.”

COMMENT 56. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Additional Information

Please make the revision as noted below:

“Except with respect to borrowing money and illiquid investments, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.

Response:

The Registrant will respond as described above.

COMMENT 57. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Additional Information

Please note that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise “Additional Information” to clarify that the Fund will consider the investments of their underlying investment companies (not just underlying funds that are concentrated) when determining the Fund’s compliance with its concentration policy.

RESPONSE:

In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that each Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. However, with respect to investments in underlying affiliated funds, the Registrant confirms that the Fund can and will look through investments in such affiliated funds when determining compliance with its concentration policy.

With respect to investments in underlying unaffiliated funds, however, the Funds do not currently have access to the individual holdings of such unaffiliated funds products in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to look through to the investments only of underlying affiliated funds and concentrated portfolios.

Part C - Other Information

COMMENT 58: Item 28 Exhibits – Advisory Contracts

Please ensure that the advisory contract for each of the Funds is filed with the Rule 485(b) filing.

RESPONSE:

The Registrant will respond as requested.

COMMENT 59: Item 28 Exhibits – Legality of Shares Opinion

We note the “form of” Legality of Shares Opinion. Please ensure that the executed opinion is filed with the Rule 485(b) filing.

RESPONSE:

The Registrant will respond as requested.

Questions on this letter or requests for additional information may be directed to me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal